

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2010

<u>Via Mail and Facsimile 011-61-(0)-7-3217-0811</u>

Mr. Brett Farmer
Chief Financial Officer
Metal Storm Limited
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia

> **Re: Metal Storm Limited**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed July 15, 2010**
> **File No. 000-31212**

Dear Mr. Farmer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Index to Financial Statements, page F-1

Consolidated Statements of Cash Flow, page F-5

1.   We note that you recognized a $732,000 cash inflow related to a research and
        development tax concession during 2008 within your cash flows from operating
        activities. Please tell us the nature of this research and development concession and how
        you are accounting for this concession. Cite the accounting literature relied upon and
        how you applied it to your situation.

Note 2. Summary of Significant Accounting Policies, page F-9

-(e). Revenue Recognition, page F-10

2.   We note that you recognize revenue net of returns, trade allowances, rebates and amounts
        collected on behalf of third parties. Please revise your future filings to disclose the nature
        of the returns and rebates offered to your customers and the nature of the amounts
        collected on behalf of third parties. Within your disclosure, please explain how you are
        accounting for each of these items in accordance with IAS 18 and IFRIC 13. Provide us
        with a sample of your proposed disclosure.

Note 3. Financial Risk Management, page F-16

3.   We note on page F-19 that you present a rollforward related to the changes in your Level
        3 instruments for each reporting period presented. We further note that you present the
        line item entitled "Other Decreases" within this rollforward. Please explain to us what
        you mean by this category and how you considered the disclosure requirements of
        paragraphs 27B (c) and (e) of IFRS 7.

Note 4. Critical Accounting Estimates and Judgments, page F-20

4.   We note your disclosures related to the determination of the fair value of your financial
        instruments that are not traded in active markets. Please revise your future filings to
        disclose how you determined the underlying assumptions utilized within each model.

Note 5. Segment Information, page F-20

5.   Please revise this note in future filings to provide the information outlined in paragraph
        34 of IFRS 8 related to your major customers.

Note 18. Current Liabilities—Interest Bearing Loans and Borrowings, page F-29

6.   We note your disclosures here and within the filing related to your 203,703,704 10% coupon convertible notes issued during fiscal 2006 that matured during fiscal 2009. We further note that you issued options in connection with these convertible notes. Please tell us and revise your filing to clearly explain how you originally accounted for this loan under IFRS including the embedded conversion feature and the options issued in connection with the transaction. Cite the accounting literature relied upon and how you applied it to your situation. Refer to the guidance in IFRS 7, IAS 32 and IAS 39.

7.   Further to the above, we note that you amended these convertible notes by extending the maturity date to 2011 and by bifurcating the convertible notes into interest-bearing and secured non-interest bearing. We finally note that you recognized an A$2.5 million gain on the extinguishment of debt since you considered these notes extinguished. Please address the following comments:

*   Please explain to us why you have considered the debt extinguished and recorded a A$2.5 million gain on the extinguishment debt related to this amendment.

*   Please explain to us how you determined what amounts of the convertible notes to bifurcate as interest bearing and as non-interest bearing. Within your discussion, please explain how you are accounting for the non-interest bearing loans.

    Refer to the guidance in IFRS 7, IAS 32 and IAS 39.

8.   Finally, we note that you issued 78,217,067 options as an incentive to the interest-bearing convertible note holders to exchange their notes for secured non-interest bearing notes. Please explain to us how you accounted for the options. Cite the accounting literature relied upon and how you applied it your situation.

Note 30. Reconciliation of Loss After Income Tax to Net Cash Inflow From Operating Activities, page F-39

9.   We note from page F-25 that you created an A$1.2 million provision for doubtful debts during fiscal 2008 related to a single customer who was significantly outside its payment terms. We further note here that you present a reconciling item totaling with a zero balance for an "impairment loss on receivables" within your reconciliation from your 2008 net loss to 2008 net cash used in operating activities. Please reconcile the amounts reported here and on page F-25.

Exhibit 12.1 and 12.2

10.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we

note that you replace the word "company" for "Metal Storm" within the certifications. Please revise your certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant